Exhibit 99.1

Corporate Communications

CNH Industrial named as one of the 24 most sustainable companies in the world in The Dow Jones Sustainability Indices

With a score of 89/100 the Company is confirmed as the Industry Leader in the Dow Jones Sustainability World and Europe Indices for the seventh consecutive year. CNH Industrial has also been named as Industry Group Leader in Capital Goods for the second time.

London, September 7, 2017

CNH Industrial (NYSE: CNHI /MI: CNHI) is the Industry Leader in Machinery and Electrical Equipment in the Dow Jones Sustainability Indices (DJSI), World and Europe, for the seventh consecutive year. The Company has also been named Industry Group Leader in Capital Goods for the second time.

The DJSI World and DJSI Europe are among the most prestigious sustainability-focused equity indices. Inclusion in these indices is exclusively for companies that are judged as exemplary in terms of their economic, environmental and social performance. This year, the DJSI World evaluation process invited 88 companies to participate in the Machinery and Electrical Equipment industry category, 10 of which were admitted to the index. For the DJSI Europe Index, 26 companies were invited to participate and 6 were admitted.

The 2017 assessment resulted in a score of 89/100 for CNH Industrial, compared with an average of 49/100 for the assessed companies in the Machinery and Electrical Equipment industry. All companies selected for consideration in the indices are evaluated by RobecoSAM, an investment specialist exclusively focused on sustainability investing.

The 60 sectors analyzed by RobecoSAM are organized into 24 Industry Groups. The Industry Group Leader is the company which has obtained the highest score within its category.

In April of this year, CNH Industrial released its 2016 Sustainability Report along with the inaugural edition of A Sustainable Year, a publication for general audiences recounting the sustainability highpoints the Company and its employees accomplished in 2016.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

CNH Industrial is also ranked among the 193 A listers in the 2016 CDP Climate Change program. Further to this, the Company achieved a score of A- in the 2016 CDP Water program and received the Oekom Prime Status. CNH Industrial is also included amongst other leading sustainability indices including: MSCI ESG Leaders Indexes, MSCI SRI Indexes, FTSE4Good index series, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone 120, STOXX Global ESG Leaders Index, STOXX Europe Sustainability Index, EURO STOXX Sustainability Index, EURO STOXX Low Carbon Index, STOXX Global Low Carbon Footprint.

Additional information on Sustainability at CNH Industrial can be found at:

cnhindustrial.com/sustainability

Browse through A Sustainable Year here:

cnhindustrial.com/a-sustainable-year

Additional information on the DJSI is available at:

sustainability-indices.com

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Media contacts:

Alessia Domanico	Laura Overall
Corporate Communications—Global	Corporate Communications Manager
CNH Industrial	CNH Industrial
Tel: +44 (0)2077 660 326	Tel. +44 (0)2077 660 338
Email: mediarelations@cnhind.com